Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(Unaudited and expressed thousands of United States Dollars unless otherwise noted)

For the period ended May 31, 2022

Filed: July 13, 2022

PLATINUM GROUP METALS LTD.

Consolidated Statements of Financial Position
(in thousands of United States Dollars)

	May 31, 2022	August 31, 2021
ASSETS

Current
Cash	$13,628	$6,059
ATM offering proceeds receivable (Note 7)	38	213
Amounts receivable	518	263
Prepaid expenses	136	71
Total current assets	14,320	6,606

Performance bonds and other assets	194	170
Mineral properties and exploration assets (Note 3)	43,364	43,953
Property, plant and equipment	368	470
Total assets	$58,246	$51,199

LIABILITIES

Current
Accounts payable and accrued liabilities	$769	$2,463
Loan payable (Note 5)	-	9,088
Convertible notes (Note 6)	-	18,716
Total current liabilities	769	30,267

Asset retirement obligation	98	106
Share based liabilities	970	1,223
Lease liability	67	130
Total liabilities	$1,904	$31,726

SHAREHOLDERS' EQUITY
Share capital (Note 7)	$935,307	$890,783
Contributed surplus	31,633	30,102
Accumulated other comprehensive loss	(162,018)	(159,226)
Deficit	(767,338)	(759,771)
Total shareholders' equity attributable to shareholders of Platinum Group Metals Ltd.	37,584	1,888

Non-controlling interest	18,758	17,585
Total shareholders' equity	56,342	19,473
Total liabilities and shareholders' equity	$58,246	$51,199

Contingencies and Commitments (Note 9)

Approved by the Board of Directors and authorized for issue on July 13, 2022

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.

Consolidated Statements of Loss and Comprehensive Loss
(in thousands of United States Dollars except share and per share data)

	Three months ended		Nine months ended
	May 31, 2022	May 31, 2021	May 31, 2022	May 31, 2021

Expenses
General and administrative	817	967	3,257	2,909
Interest	-	1,105	1,650	3,629
Foreign exchange (gain) loss	56	(981)	115	(1,654)
Share of joint venture expenditures - Lion Battery (Note 4)	-	-	253	343
Stock compensation expense (Note 7)	446	1,167	1,730	2,774
	$1,319	$2,258	$7,005	$8,001
Other Income
Loss on fair value derivatives & other instruments	$-	$49	$(12)	$607
Write-off due to prospecting right closures (Note 3)	-	-	223	-
Loss on early repayment of debt and Convertible Notes	31	-	135	300
Net finance income	(40)	(25)	(91)	(73)
Loss for the period	$1,310	$2,282	$7,260	$8,835

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	396	(2,805)	2,792	(6,130)

Comprehensive loss (income) for the period	$1,706	$(523)	$10,052	$2,705

Net Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$1,310	$2,282	$7,260	$8,835
	$1,310	$2,282	$7,260	$8,835

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$1,706	$(523)	$10,052	$2,705
	$1,706	$(523)	$10,052	$2,705

Basic and diluted loss per common share	$0.01	$0.03	$0.08	$0.12

Weighted average number of common shares outstanding:
Basic and diluted	98,426,313	74,013,641	86,446,663	71,003,263

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.

Consolidated Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2020	64,095,073	$861,890	$28,278	$(164,124)	$(746,313)	$(20,269)	$16,126	$(4,143)
Stock based compensation	-	-	2,439	-	-	2,439	-	2,439
Restricted share units redeemed	121,668	189	(281)	-	-	(92)	-	(92)
Share options exercised	793,344	2,155	(773)	-	-	1,382	-	1,382
Share issuance - financing	9,339,276	25,325	-	-	-	25,325	-	25,325
Share issuance costs	-	(1,436)	-	-	-	(1,436)	-	(1,436)
Contributions of Waterberg JV Co.	-	-	-	-	(187)	(187)	643	456
Foreign currency translation adjustment	-	-	-	6,130	-	6,130	-	6,130
Net loss for the period	-	-	-	-	(8,835)	(8,835)	-	(8,835)
Balance May 31, 2021	74,349,361	$888,123	$29,663	$(157,994)	$(755,335)	$4,457	$16,769	$21,226
Stock based compensation	-		482	-	-	482	-	482
Share options exercised	50,199	146	(43)	-	-	103	-	103
Share issuance - financing	871,566	2,624	-	-	-	2,624	-	2,624
Share issuance costs	-	(110)	-	-	-	(110)	-	(110)
Contributions of Waterberg JV Co.	-	-	-	-	(208)	(208)	816	608
Foreign currency translation adjustment	-	-	-	(1,232)	-	(1,232)	-	(1,232)
Net loss for the period	-	-	-	-	(4,228)	(4,228)	-	(4,228)
Balance August 31, 2021	75,271,126	890,783	30,102	(159,226)	(759,771)	1,888	17,585	19,473
Stock based compensation	-	-	2,291	-	-	2,291	-	2,291
Restricted Share Units redeemed	257,856	750	(750)	-	-	-	-	-
Share options exercised	10,000	32	(10)	-	-	22	-	22
Share issuance - financing	11,463,665	25,656	-	-	-	25,656	-	25,656
Shares issued to repay convertible debt	11,793,509	18,941	-	-	-	18,941	-	18,941
Share issuance costs	-	(855)	-	-	-	(855)	-	(855)
Contributions of Waterberg JV Co.	-	-	-	-	(307)	(307)	1,173	866
Foreign currency translation adjustment	-	-	-	(2,792)	-	(2,792)	-	(2,792)
Net loss for the period	-	-	-	-	(7,260)	(7,260)	-	(7,260)
Balance May 31, 2022	98,796,156	935,307	31,633	(162,018)	(767,338)	37,584	18,758	56,342

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.

Consolidated Statements of Cash Flows
(in thousands of United States Dollars)

	For the nine months ended
	May 31, 2022	May 31, 2021

OPERATING ACTIVITIES
Loss for the period	$(7,260)	$(8,835)

Add items not affecting cash / adjustments:
Depreciation	69	98
Interest expense	1,650	3,629
Unrealized foreign exchange (loss)	84	(107)
Loss on fair value of derivatives and other instruments	(12)	607
Loss on repayment of debt and Convertible Notes	135	300
Stock compensation expense	1,730	2,774
Share of joint venture expenditures	253	343
Directors' fees paid in deferred share units	118	120
Write-off costs associated with prospecting right closures (Note 3)	223	-
Net change in non-cash working capital (Note 10)	(790)	(2,753)
	$(3,800)	$(3,824)

FINANCING ACTIVITIES
Proceeds from issuance of equity	$25,831	$25,325
Equity issuance costs	(855)	(1,437)
Cash received from option exercises	22	1,382
Sprott Facility principal repayments	(9,400)	(8,670)
Sprott Facility interest paid	(293)	(1,301)
Convertible note interest paid	(826)	(687)
Costs associated with repayment of debt and Convertible Notes	(128)	-
Lease payments made	(70)	(78)
Share unit cash settlement		(191)
Cash received from Waterberg partners	348	1,321
	$14,629	$15,664

INVESTING ACTIVITIES
Performance bonds	$(38)	$(36)
Investment in Lion	(250)	(350)
Expenditures incurred on Waterberg Project	(3,183)	(2,916)
	$(3,471)	$(3,302)

Net increase in cash	7,358	8,538
Effect of foreign exchange on cash	211	(857)
Cash, beginning of period	6,059	1,308

Cash end of period	$13,628	$8,989

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

1. NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE American LLC ("NYSE American") in the United States. The Company's address is Suite 838-1100 Melville Street, Vancouver, British Columbia, V6E 4A6.

The Company is a development stage company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.

These financial statements consolidate the accounts of the Company and its subsidiaries. Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls Lion despite owning the majority of Lion's shares. The Company's subsidiaries, associates and joint ventures as at May 31, 2022 are as follows:

		Place of incorporation and operation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activity		May 31, 2022	August 31, 2021

Platinum Group Metals (RSA) (Pty) Ltd.	Development	South Africa	100.0%	100.0%
Mnombo Wethu Consultants (Pty) Limited(1)	Development	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.(1),(2)	Development	South Africa	37.05%	37.05%
Lion Battery Technologies Inc.	Research	Canada	53.70%	53.70%

Notes:

(1) The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited ("Mnombo") and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") for accounting purposes.

(2) Effective ownership of Waterberg JV Co. is 63.05% when Mnombo's ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA") ownership portion.

Liquidity

During the period ended May 31, 2022, the Company incurred a loss of $7.3 million, used cash of $3.8 million in operating activities, and at period end had cash of $13.6 million and working capital of $13.6 million. During the nine-month period ended May 31, 2022, the Company repaid both the Sprott Facility (as defined below) and Convertible Notes (as defined below). The Company believes that it will be able to settle its liabilities in the normal course as they come due for at least twelve months from the date of filing of these interim consolidated financial statements.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 Coronavirus a global pandemic. The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. Since March 2020, the pandemic has continued in waves and the emergence of the Omicron variant in late November 2021 caused a resurgence in new infections during the period. Related negative public health developments have again adversely affected workforces, economies and financial markets globally, resulting in continued economic uncertainty. Although to date the Company has not experienced a direct material adverse effect due to the pandemic, it is not possible for the Company to predict the duration or magnitude of the possible adverse results of the pandemic and its effects on the Company's business or ability to raise funds. On June 22, 2022, the Government of South Africa announced that the remaining COVID-19 regulations have been repealed.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

2.           BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies that are consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company's significant accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in Note 2 of the Company's annual consolidated financial statements as at and for the year ended August 31, 2021.

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD").

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD

Period-end rate:R15.6129 (August 31, 2021 R14.5241)

Period average rate:R15.2793 (May 31, 2021 R15.2150)

CAD/USD

Period-end rate:C$1.2648 (August 31, 2021 C$1.2617)

Period average rate:C$1.2661 (May 31, 2021 C$1.2772)

3. MINERAL PROPERTY and EXPLORATION AND EVALUATION ASSETS

Since mid-2017, the Company's only active mineral property has been the Waterberg Project located on the Northern Limb of the Bushveld Igneous Complex. During the previous fiscal year, the Waterberg Project was granted its mining right (the "Waterberg Mining Right") and as a result, the Company reclassified the Waterberg Project from being an Exploration and Evaluation Asset to a Development Asset.

Total capitalized costs for the Waterberg Project are as follows:

Balance, August 31, 2020	$34,939
Additions	3,745
Recoveries from 100% Implats funded implementation budget	(229)
Foreign exchange movement	5,498
Balance August 31, 2021	$43,953
Additions	2,557
Write-off costs associated with prospecting right closures	(223)
Foreign exchange movement	(2,923)
Balance May 31, 2022	43,364

Waterberg Project

At May 31, 2022, the Waterberg Project consisted of granted prospecting rights, applied for prospecting rights and the Waterberg Mining Right with a combined active project area of 66,003 hectares, located on the Northern Limb of the Bushveld Igneous Complex, approximately 85 km north of the town of Mokopane. Of the total project area, 20,532 hectares are covered by the Waterberg Mining Right. A further 40,983 hectares are covered by active prospecting rights and 4,488 hectares of rights under application.  On March 9, 2022, Waterberg JV Co. passed a resolution to apply for closure on 50,985 gross hectares of prospecting rights, of which 14,209 hectares are held within the granted mining right, leaving a net 36,776 hectares of uneconomic prospecting rights to be closed. After the prospecting right closures described above are filed and effective, the project area will cover 29,227 hectares, comprising of a granted mining right for 20,532 hectares, 4,207 hectares in active prospecting rights and 4,488 hectares of rights under application. Capitalized costs of $223 associated with the prospecting right closures were written off in the previous quarter ending February 28, 2022.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On March 5, 2021 and subsequently the Company received three notices of appeal to the January 28, 2021 decision of the South African Department of Mineral Resources and Energy ("DMR") granting the Waterberg Mining Right filed by appellants from local communities. One group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the Department of Forestry, Fisheries, and the Environment to refuse condonation for the late filing of an appeal against the grant of an environmental authorization for the mine in November 2020. On July 30, 2021, Waterberg JV Co. received a restraint application filed in the High Court of South Africa by a group claiming to represent individuals located near planned surface infrastructure. On November 30, 2021, the actual host community where the planned infrastructure is to be located filed an application to join as a respondent to the restraint application. In their affidavit, the host community documented their support for the Waterberg Project. Waterberg JV Co. has filed answering affidavits and is opposing all court applications and all appeals received with respect to the Waterberg Mining Right. A time frame for the hearing of court applications or the settlement of appeals is uncertain or may never occur. The required court submissions in response to Waterberg JV Co.'s affidavits have not been filed by the various applicants. The Waterberg Mining Right currently remains active, was notarially executed by the DMR on April 13, 2021 and was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021.

On September 21, 2017, Waterberg JV Co. issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., Japan Oil, Gas and Metals National Corporation ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's Black Economic Empowerment ("BEE") partner, holding 26%. Later, in March 2020 and after the Implats Transaction (defined below), in accordance with its mandate established by the government of Japan, JOGMEC completed the sale of a 9.755% interest in the Waterberg JV Co. to Hanwa Co., Ltd ("Hanwa").

Implats Transaction

On November 6, 2017, the Company and JOGMEC closed a transaction (the "Implats Transaction"), whereby Impala Platinum Holdings Ltd. ("Implats") purchased an aggregate 15% equity interest in Waterberg JV Co for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. As part of the transaction, Implats also acquired an option to increase its holdings in Waterberg JV Co. to 50.01% (the "Purchase and Development Option") in exchange for certain payments and project funding, and a right of first refusal to enter into an offtake agreement, on commercial arm's-length terms, for the smelting and refining of mineral products from the Waterberg Project ("Offtake ROFR") if Waterberg JV Co. proposes an offtake agreement with a third party. JOGMEC or its nominee retains a right to direct the marketing of Waterberg concentrate and to receive, at market prices, platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volumes produced from the Waterberg Project.

On June 15, 2020, Implats delivered a formal notice of their election not to exercise their Purchase and Development Option due to increased economic uncertainty and reduced risk appetite in the short, medium and long-term as a result of the COVID-19 pandemic. Implats currently retains a 15.0% participating Waterberg Project interest and the Offtake ROFR. The Company retains a controlling 50.02% direct (37.05%) and indirect (12.97% through its 49.9% shareholding in Mnombo) interest in the Waterberg Project while Mnombo retains a 26.0% direct interest, JOGMEC a 12.195% direct interest and Hanwa a 9.755% direct interest.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Acquisition and Development of the Waterberg Project

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement regarding the Waterberg Project (the "JOGMEC Agreement"). Under the terms of the JOGMEC Agreement JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC's earn-in, the Company funded Mnombo's 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study. Mnombo's share of expenditures prior to this agreement, and Mnombo's share of expenditures post DFS, are still owed to the Company ($7.1 million at May 31, 2022). The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $7.7 million at May 31, 2022 ($7.4 million - August 31, 2021).

To May 31, 2022, an aggregate total of $80.8 million has been funded by all parties for exploration and engineering on the Waterberg Project. Until the Waterberg prospecting rights were transferred to Waterberg JV Co., all costs incurred by other parties were treated as cost recoveries by the Company.

4. LION BATTERY TECHNOLOGIES INC.

Lion was incorporated on June 17, 2019 with the objective to research new lithium battery technology utilizing platinum and palladium. The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion. On July 12, 2019, the Company and Anglo American Platinum Limited ("Amplats") entered investment, shareholder and research agreements to facilitate Lion's objectives. Initially the Company and Amplats agreed to equally invest up to an aggregate of $4.0 million into Lion and on July 6, 2021 the Company and Amplats agreed to increase the planned funding to Lion by a further $2.73 million, to a total of up to $6.73 million, in order to allow the acceleration of certain research and commercialization activities (see below). All agreed funding into Lion by the Company and Amplats is to be exchanged for preferred shares of Lion at a price of $0.50 per share over an approximate three to five year period. Lion has been funded equally by both Anglo and the Company as follows:

DATE	GROSS FUNDING TO LION
JULY 2019	$1,100
JUNE 2020	$700
FEBRUARY 2021	$700
FEBRUARY 2022	$500

The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats. Lion pays a fee of $3 per month to the Company for general and administrative services.

Research Program - Florida International University

On July 12, 2019, Lion entered into a Sponsored Research Agreement ("SRA") with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years. On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million. The first tranche to FIU under the SRA, totaling $1.0 million plus a one-time fee of $50, was funded by Lion in mid July 2019. Research work commenced at FIU during September 2019. During calendar 2020 FIU completed the first research milestone pursuant to the SRA, which triggered a second tranche of funding to FIU in the amount of $667. Based on research advancement, a third tranche in the amount of $667 was paid by Lion to FIU in February 2021. In February 2022 a fourth tranche of $500 was paid by Lion to FIU. Lion has provided aggregate research funding in the amount of $2.9 million to FIU as of May 31, 2022.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery. A second patent related to this was issued in December 2020 and a third was issued in June 2021. Further patents are currently applied for. Under the SRA, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted. Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

5. SPROTT LOAN

On August 15, 2019, the Company announced it had entered a senior secured credit facility with Sprott Private Resource Lending II (Collector), LP ("Sprott") and other lenders party thereto (the "Sprott Lenders") pursuant to which the Sprott Lenders advanced the Company $20.0 million in principal (the "Sprott Facility"). The loan was immediately drawn and was originally scheduled to mature on August 14, 2021. Principal amounts of the Sprott Facility outstanding were charged interest at a rate of 11% per annum, compounded monthly. In August 2021 the Company elected to exercise an option to extend the maturity date of $10.0 million in principal by one year. At August 31, 2021, the nominal principal balance outstanding was $9.4 million which was fully repaid during the current period, bringing the nominal principal balance due as of May 31, 2022 to $Nil. Scheduled interest payments were made monthly with interest of $293 paid to Sprott during the nine-month period ended May 31, 2022 (May 31, 2021 - $1,282).

The Company maintained minimum working capital and cash balance requirements under the Sprott Facility throughout the period. The Company's pledge of its South African assets as security against the Sprott Facility has been fully released.

Effective interest of $378 was recognized during the period ended May 31, 2022 (May 31, 2021 - $1,454). Upon early repayment of the debt, a loss of $279 was recognized in the current period, (May 31, 2021 - $300).

6. CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes due in 2022 (the "Convertible Notes"). The Convertible Notes bore interest at a rate of 6 7/8% per annum, payable semi-annually in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares.

On January 20, 2022, the Company announced the purchase and cancellation, on a private placement basis, of the $19.99 million of Convertible Notes then outstanding. The principal outstanding balance of these Convertible Notes was repaid through the issuance of 11,793,509 common shares, at a price of US$1.695 per share. The Company purchased $11.99 million of the Convertible Notes from an affiliate of Kopernik Global Investors, LLC on February 4, 2022 and $8 million of the Convertible Notes from affiliates of Franklin Templeton Investments on February 10, 2022.

The Convertible Notes contained multiple embedded derivatives (the "Convertible Note Derivatives") relating to the conversion and redemption options. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5.38 million (see below). At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5.38 million and transaction costs relating to the Convertible Notes of $1.05 million resulting in an opening balance of $13.57 million. The Convertible Notes were measured at amortized cost and were to be accreted to maturity over the term using the effective interest method. As the Convertible Notes were repaid before maturity a gain on the repayment of $144 was recognized in the current six-month period.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On January 2, 2021, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

On July 2, 2021, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

On January 2, 2022, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

In February 2022, the Company paid $0.139 million in cash for remaining interest payable on the outstanding Convertible Notes.

The components of the Convertible Notes were as follows:

Convertible Note balance August 31, 2020	$17,212
Interest payment	(1,374)
Accretion and interest incurred during the year	2,930
Gain on embedded derivatives during the year ended August 31, 2021	(52)
Convertible Note balance August 31, 2021	$18,716
Accretion and interest incurred during the period	1,275
Interest paid during the period	(826)
Legal fees relating to the Convertible Notes incurred during period	(80)
Principal repaid in shares ($19.99 million principal)	(18,941)
Gain on repayment of the Convertible Notes	(144)
Convertible Note balance May 31, 2022	$-

7. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Issued and outstanding

At May 31, 2022, the Company had 98,796,156 common shares outstanding, including 18,950 shares sold for net proceeds of $38 on or before May 31, 2022 and issued June 1 and 2, 2022 pursuant to an at-the-market offering entered into on February 5, 2021 (the "ATM Offering"). The ATM Offering was governed by the terms of an equity distribution agreement with BMO Capital Markets ("BMO"), which expired June 21, 2022.

Fiscal 2022

During the nine-month period ended May 31, 2022, the Company sold an aggregate of 7,923,842 shares pursuant to the ATM Offering at an average price of US$2.48 for gross proceeds of $19,656. For the three month period ended May 31, 2022 the Company sold 2,466,308 common shares at an average price of US$2.38 for net proceeds of $5,716.

On February 4 and 10, 2022, the Company issued 7,073,746 and 4,719,763 shares respectively at a price of US$1.695 each in connection with the repayment of the Convertible Notes (See Note 6 for further details).

On February 11, 2022, the Company closed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI") for 3,539,823 common shares at a price of US$1.695 each for gross proceeds of $6 million maintaining HCI's ownership in the Company at approximately 26% at that time.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Fiscal 2021

As of August 31, 2021, the Company had sold an aggregate of 2,502,790 shares pursuant to the ATM Offering at an average price of US$4.38 per share for gross proceeds of $10,951. Total fees and expenses of $701 were incurred during the fiscal year ending August 31, 2021 in relation to the ATM Offering.

On December 8, 2020, the Company closed a non-brokered private placement with HCI for 1,121,076 common shares at a price of US$2.23 each for gross proceeds of $2,500 maintaining HCI's ownership in the Company at approximately 31% at that time.

On November 30, 2020, the Company completed the sale of common shares pursuant to an at-the-market offering executed pursuant to an equity distribution agreement with BMO (the "2020 ATM"). Final sales were settled, and the 2020 ATM was completed, on December 2, 2020. An aggregate of 5,440,186 common shares were sold at an average price of US$2.21 per share for gross proceeds of $12.0 million. Total fees and expenses of $592 were incurred.

On October 15, 2020, the Company closed a non-brokered private placement for 1,146,790 common shares at a price of US$2.18 per share for gross proceeds of $2.5 million. All shares were subscribed for by Deepkloof, maintaining HCI's ownership in the Company at approximately 31% at that time.

(c) Incentive stock options

The Company has entered into Incentive Stock Option Agreements under the terms of its share compensation plan with directors, officers, consultants and employees. Under the terms of the stock option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options of the Company are subject to vesting provisions. All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding stock options:

	Number of Share Options	Average Exercise Price in CAD
Options outstanding at August 31, 2020	3,182,500	$2.20
Granted	1,596,500	$6.41
Forfeited	(126,936)	$2.27
Exercised	(843,543)	$2.21
Options outstanding at August 31, 2021	3,808,521	$3.96
Granted	1,273,000	$2.36
Expired	(634,350)	$4.48
Exercised	(10,000)	$2.61
Options outstanding at May 31, 2022	4,437,171	$3.43

Number Outstanding at May 31, 2022	Number Exercisable at May 31, 2022	Exercise Price in CAD	Average Remaining Contractual Life (Years)
1,164,167	499,167	$6.58	3.55
99,000	-	$3.90	4.19
42,000	-	$3.40	4.31
916,836	916,836	$2.61	1.86
21,000	-	$2.52	4.75
1,210,000	-	$2.32	4.55
984,168	635,334	$1.81	2.51
4,437,171	2,051,337		3.27

During the nine-month period ended May 31, 2022, the Company granted 1,273,000 stock options, which will vest in three tranches on the first, second and third anniversary of their respective grants.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

During the year ended August 31, 2021, the Company granted 1,596,500 stock options. The stock options granted during the year vest in three tranches on the first, second and third anniversary of their grant.

During the nine-month period ended May 31, 2022, the Company recorded $1,804 of stock compensation expense (May 31, 2021 - $1,953), of which $1,662 was expensed (May 31, 2021 - $1,793) and $142 was capitalized to mineral properties (May 31, 2021 - $33).

(d) Deferred Share Units

The Company has established a DSU plan for non-executive directors. Each DSU has the same value as one Company common share. DSU's must be retained until the director leaves the Board of Directors, at which time the DSU's are issued.

During the nine-month period ended May 31, 2022, a recovery of $246 was recorded in relation to outstanding DSUs (May 31, 2021 - $657), with a net recovery of $364 recorded as share-based compensation (May 31, 2021 - $546 expense) and $118 recorded as director fees (May 31, 2021 - $111). During the nine-month period ended May 31, DSUs were revalued, and a $465 recovery was recorded to reflect their decreased value due to the Company's share price depreciation. At May 31, 2022, a total of 565,793 DSUs were issued and outstanding, of which 485,794 DSUs had vested.

(e) Restricted Share Units

The Company has established a restricted share unit ("RSU") plan for officers and certain employees of the Company. Each RSU represents the right to receive one Company common share following the attainment of vesting criteria determined at the time of the award. RSUs vest over a three-year period.

During the nine-month period ended May 31, 2022, a stock compensation expense of $487 was recorded (May 31, 2021 - $487) of which $432 expensed (May 31, 2021 - $435) and $55 was capitalized (May 31, 2021 - $52). During the period, 257,856 RSUs were settled. At May 31, 2022, 383,912 RSUs were issued and outstanding, with 3,334 of these RSUs being vested.

8. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties. Transactions with related parties are as follows:

(a) During the period ended May 31, 2022, $263 (May 31, 2021 - $186) was paid or accrued to independent directors for directors' fees and services.

(b) During the period ended May 31, 2022, the Company paid or accrued payments of $43 (May 31, 2021 - $42) from West Vault Mining Inc., for accounting and administrative services. The Company and West Vault Mining have one officer in common.

(c) In May 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement. Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest. HCI has exercised its right to nominate one person to the board of directors. During the period the Company closed a non-brokered private placement of 3,539,823 common shares at a price of US$1.695 per share for gross proceeds of $6 million maintaining HCI's ownership in the Company at approximately 26% at the time of the financing. At May 31, 2022, HCI's ownership of the Company was reported at 24,837,349 common shares, representing a 25.14% interest in the Company.

(d) During the nine-month period ended May 31, 2022, the Company purchased and cancelled, on a private placement basis, the outstanding principal balance of $8 million of the Convertible Notes from affiliates of Franklin Templeton Investments.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

9. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $163 to February 2024.

From period end the Company's aggregate commitments are as follows:

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$94	$69	$-	$-	$163
Environmental Bonds	38	77	67	-	182
Totals	$132	$146	$67	$-	$345

Africa Wide Legal Action - Dismissed

On November 23, 2017, definitive agreements were concluded to dispose of the share interests in Maseve Investments 11 (Pty) Ltd. ("Maseve") to Royal Bafokeng Platinum Limited ("RBPlat") in a transaction valued at approximately US $74.0 million (the "Maseve Sale Transaction"). Maseve owned and operated the Maseve Mine. The Maseve Sale Transaction occurred as a scheme of arrangement (the "Scheme") by way of two interdependent stages in accordance with section 115 of the South Africa Companies Act (the "Companies Act"). Under the Scheme, Africa Wide was required to simultaneously dispose of its 17.1% interest together with the Company's 82.9% interest in Maseve. Stage one, being the sale of certain of Maseve's assets for approximately US $58 million in cash, was completed on April 5, 2018. Stage two, being the sale of 100% of Maseve's issued shares to RBPlat in exchange for RBPlat common shares, was completed on April 26, 2018.

In September 2018, the Company received a summons whereby by Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") instituted legal proceedings in South Africa against PTM RSA, RBPlats and Maseve seeking to set aside the Maseve Sale Transaction. Various statements and discovery documents were filed during calendar 2021 and a trial to hear evidence occurred in the High Court of South Africa October 4 to October 8, 2021. Final legal arguments were heard by the High Court on March 1 and 2, 2022.

On June 14, 2022, the High Court of South Africa delivered judgement dismissing the challenge brought by Africa Wide and ordered Africa Wide to make payment of the defendants' costs, (this amount has not been accrued due to uncertainty of amount). In its ruling, the High Court found that Africa Wide had firstly failed to make its case on the evidence and secondly that, having failed to challenge the Scheme under the Companies Act, Africa Wide's case was statutorily barred. Africa Wide has filed an application for leave to appeal the judgment of the High Court and the Company intends to oppose the application.

10. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	May 31, 2022	May 31, 2021

Amounts receivable, prepaid expenses and other assets	$(351)	$188
Payment of bank advisory fees	-	(2,890)
Accounts payable and other liabilities	(439)	(51)
	$(790)	$(2,753)

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

During the period, the Company issued 11,793,509 common shares in connection with the purchase and cancellation of the principal amount of $19.99 million owed on the Convertible Notes. Other than interest owed, no cash was exchanged between the Company and noteholders.

11. SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business through two geographical regions - Canada and South Africa. The Chief Operating Decision Makers ("CODM") reviews information from the below segments separately so the below segments are separated.

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At May 31, 2022	Assets	Liabilities

Canada	$13,882	$1,543
South Africa	44,364	361
	$58,246	$1,904

At August 31, 2021	Assets	Liabilities

Canada	$7,038	$29,625
South Africa	44,161	2,101
	$51,199	$31,726

Comprehensive Loss (Income) for the period ended	May 31, 2022	May 31, 2021

Canada	$8,354	$10,530
South Africa	1,698	(7,825)
	$10,052	$2,705